FILED
1982 MAY 13 AM 9:39
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

ARTICLES OF AMENDMENT OF THE ARTICLES OF INCORPORATION OF MAMMATHETICS CORPORATION

The undersigned President and Secretary of MAMMATHETICS CORPORATION does herewith certify that the following Amendments to the Articles of Incorporation set forth below on January 4, 1982, were duly approved and adopted by the Board of Directors and Shareholders of the Corporation, in accordance with the Corporation's By-Laws, as follows:

> The name of the Corporation is hereby changed from MAMMATHETICS CORPORATION to MAMMATECH CORPORATION.
>
> Article VII of the Articles of Incorporation is hereby rescinded in its entirety.

IN WITNESS WHEREOF, the undersigned President and Secretary of MAMMATECH CORPORATION, formerly known as MAMMATHETICS CORPORATION, have set their hands and seals this 13 day of May, 1982.

HENRY S. PENNYPACKER
President

GERALD H. STEIN
Secretary